Exhibit 99.1

ARAMARK CORPORATION AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES

ADJUSTED SALES GROWTH

(Unaudited)

(In thousands)

Management believes that presentation of sales growth in the quarterly periods adjusted to eliminate the effects of acquisitions, divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Three Months Ended		% Change
	December 30, 2005	December 31, 2004
ARAMARK Corporation Consolidated Sales (as reported)	$2,925,928	$2,730,233	7%
Effect of Currency Translation	—	(13,420)
Effect of Acquisitions and Divestitures	(52,069)	(16,268)

ARAMARK Corporation Consolidated Sales (as adjusted)	$2,873,859	$2,700,545	6%

ARAMARK CORPORATION AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES

NET INCOME AND DILUTED EARNINGS PER SHARE EXCLUDING UNUSUAL ITEMS

(Unaudited)

(In thousands, except per share amounts)

Fiscal 2006 net income includes a $14.9 million favorable income tax adjustment based on the settlement of certain open tax years. Management believes that presentation of net income and diluted earnings per share adjusted to eliminate the impact of the favorable income tax adjustment provides useful information to investors because it enhances comparability between the current year and prior year reporting periods.

	Three Months Ended		% Change
	December 30, 2005	December 31, 2004
Net Income (as reported)	$93,121	$72,446	29%
Less: Favorable income tax adjustment	(14,936)	—

Net Income (as adjusted)	$78,185	$72,446	8%

Earnings Per Share - Diluted (as reported)	$0.50	$0.38	32%
Less: Favorable income tax adjustment	(0.08)	—

Earnings Per Share - Diluted (excluding favorable income tax adjustment)	$0.42	$0.38	11%